DELHAIZE AMERICA, INC.

P.O. Box 1330

2110 Executive Drive

Salisbury, North Carolina 28145-1330

October 21, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. George F. Ohsiek, Jr., Branch Chief Mail Stop 3561

RE:

Delhaize America, Inc.

Form 10-K for Fiscal Year Ended January 1, 2005

Filed April 1, 2005

Form 10-Q for Quarterly Period Ended April 1, 2005

Form 10-Q for Quarterly Period Ended July 2, 2005

File No. 000-06080

Dear Mr. Ohsiek:

Set forth below are the responses of Delhaize America, Inc. (“Delhaize America” or the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by telecopy dated September 27, 2005, regarding Delhaize America’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 filed on April 1, 2005; Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2005; and Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2005. The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the staff’s September 27th telecopy. For your convenience, each response is preceded by the staff’s comment to which the response relates.

Form 10-K for Fiscal Year Ended January 1, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 9

Contractual Obligations and Commitments, page 23

1.	Comment: In future filings please revise your contractual obligations table to include planned funding of pension and other postretirement benefit obligations, if material. Because the table is aimed at increasing transparency of cash flow, we believe the planned funding should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Mr. George F. Ohsiek, Jr.

U.S. Securities and Exchange Commission

Response: Planned funding of material pension and other postretirement benefit obligations is disclosed in Note 6 to our consolidated financial statements included in our Form 10-K for the fiscal year ended January 1, 2005 (page 50 of the Form 10-K filing). In future filings, we will revise our contractual obligations table to include planned funding of material pension and other postretirement benefit obligations.

2.	Comment: In future filings please revise the table to include totals for your columns. Refer to Item 303(a)(5) of Regulation S-K.

Response: In future filings, we will revise the contractual obligations table to include column totals.

Item 8. Financial Statements and Supplementary Data, page 27

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss), page 30

3.	Comment: Please explain to us what the line items captioned, “Parent common stock (ADSs) repurchased,” “Parent common stock (ADSs) issued,” and “Parent common stock (ADSs) terminated” represent and the basis in GAAP for your accounting for these transactions. Please ensure you address why adjustments were made to retained earnings. Also explain what the line item “Parent common stock repurchased” in your statements of cash flows represents, and tells us your basis in GAAP for the cash flows classification. Please provide additional disclosure in future filings to clarify accordingly.

Response:

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss).

The line item captioned “Parent common stock (ADSs) repurchased” in our Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) represents the following two types of transactions:

1)	Delhaize America purchases in the open market American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts, each ADS evidencing one ordinary share, without nominal value, of its parent, Delhaize Group, to deliver to persons exercising options to purchase ADSs under the Company’s 1996 Employee Stock Incentive Plan of Food Lion, Inc., Hannaford Bros. Co. 1988 Stock Plan, Hannaford Bros. Co. 1998 Stock Option Plan and Delhaize America, Inc. 2000 Stock Incentive Plan (collectively, the “Prior Plans”). Delhaize America can no longer grant options under the Prior Plans. Delhaize America also purchases ADSs in the open market to deliver to persons in satisfaction of vested restricted stock unit awards under the Delhaize America, Inc. 2002 Restricted Stock Unit Plan. Delhaize America records its open market purchases of such ADSs by debiting equity (Additional Paid-In Capital) and crediting cash equal to the fair market value of the stock at the time of purchase.

Mr. George F. Ohsiek, Jr.

U.S. Securities and Exchange Commission

2)	Delhaize America’s employees are eligible to participate in a stock option plan of Delhaize Group called the Delhaize Group 2002 Stock Incentive Plan (the “New Plan”). Unlike option exercises under the Prior Plans, the exercise of an option to purchase ADSs under the New Plan involves an optionee subscribing for original issue Delhaize Group ordinary shares. Due to Belgian tax considerations, which are discussed in response to comment 4 below, in connection with an optionee’s exercise of an option under the New Plan and payment of the exercise price, Delhaize America pays to Delhaize Group, the difference between the per ADS exercise price and the market value of an ADS on the exercise date. Delhaize America records this payment by debiting equity (Retained Earnings) and crediting cash.

The line item captioned “Parent common stock (ADSs) issued” in our Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) represents the delivery of Delhaize Group ADSs, held by Delhaize America, to optionees in satisfaction of the exercise of options to purchase ADSs under the Prior Plans. When an optionee exercises an option under a Prior Plan, Delhaize America records a debit to cash for the exercise price received and a credit to equity (Additional Paid-In Capital) for the cost to Delhaize America of the Delhaize Group ADSs, with the difference recorded in equity (Retained Earnings), in the event the cost to Delhaize America for the ADSs was more or less than the exercise price. For example, under the Prior Plan, if an optionee exercised an option for one ADS at an exercise price of $60 and Delhaize America delivers an ADS that cost Delhaize America $80 on the open market, the equity (Retained Earnings) entry would be:

Dr. Cash	$60
Dr. Retained Earnings	$20
Cr. Additional Paid-In Capital		$80

The line item captioned “Parent common stock (ADSs) terminated” in our Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) represents the following two types of transactions:

1)	Terminations of employees holding unvested restricted Delhaize Group ADSs that were granted under the Delhaize America, Inc. 2000 Stock Incentive Plan and the Delhaize America, Inc. 2002 Restricted Stock Unit Plan. When an employee with unvested restricted ADSs is terminated, the unamortized amount of Unearned Compensation is reversed. Delhaize America records this event by debiting equity (Additional Paid-In Capital) and crediting Unearned Compensation.

Mr. George F. Ohsiek, Jr.

U.S. Securities and Exchange Commission

2)	The other transaction that has historically been included in this line item is the accelerated amortization of restricted ADSs held by employees that have, or will have, achieved both (i) 55 years of age and (ii) 5 or more years of service during the normal vesting period. Under the terms of the Delhaize America, Inc. 2000 Stock Incentive Plan and the Delhaize America, Inc. 2002 Restricted Stock Unit Plan, restricted ADSs held by an employee vest when the employee reaches 55 years of age and has at least five years of service with the Company, as the employee is no longer required to render future service in order to receive the shares (i.e., they could leave the Company and still receive the shares). In future filings, this amortization will be classified, for all periods presented, in the line item “Amortization of restricted ADSs” in our Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss). Accelerated amortization of restricted ADSs has not been material.

Authoritative literature does not address reporting by a subsidiary in its separate financial statements of an investment in its parent’s common stock. Although the Task Force discussed this issue in EITF Issue No. 98-2, Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner, no consensus was reached. While the Task Force reached no consensus, they did observe “in the separate financial statements of a subsidiary, an investment in the stock of a parent whose only significant asset is its investment in the subsidiary is essentially the same as stock of the subsidiary and should be classified as a reduction to shareholders’ equity similar to treasury stock.”

The significant assets of Delhaize Group are its investments in its various operating subsidiaries, of which Delhaize America is the largest, and in its own operations in Belgium. As the parent controls the subsidiary, there is a presumption that the parent approves the subsidiary’s transactions (which makes it difficult to separate the parent from the subsidiary in transactions by the subsidiary in the parent company’s stock). Therefore, we have accounted for the transactions in Delhaize Group ADSs in the separate financial statements of Delhaize America in the same manner as treasury stock (as we view these transactions as analogous to treasury stock transactions where a company is repurchasing its own stock), which results in an adjustment made to Retained Earnings (and not recognition of gains and losses) for the following transactions:

•	Upon issuance of “treasury stock” (Delhaize Group ADSs previously purchased by Delhaize America) in satisfaction of options exercised under the Prior Plans, we record an adjustment to retained earnings for the difference between the exercise price received and the cost of the “treasury stock” issued.

•	Additionally, due to Belgian tax considerations, which are discussed in response to comment 4 below, in connection with an optionee’s exercise of an option under the New Plan, Delhaize America pays to Delhaize Group, the difference between the per ADS exercise price and the market value of an ADS on the exercise date. Delhaize America records this distribution to its parent by debiting equity (Retained Earnings) and crediting cash.

Mr. George F. Ohsiek, Jr.

U.S. Securities and Exchange Commission

Consolidated Statements of Cash Flows

The line item captioned “Parent common stock repurchased” in our Consolidated Statements of Cash Flows represents the following three items:

1)	Delhaize America’s purchases on the open market of Delhaize Group ADSs to deliver to persons exercising options to purchase ADSs under the Prior Plans.

2)	The payment by Delhaize America to Delhaize Group of the optionee, of the difference between exercise price and market value as of the exercise date of options to purchase ADSs exercised by Delhaize America employees under the New Plan.

3)	The acquisition of Delhaize Group ADSs to support vesting of ADSs awarded under the Delhaize America, Inc. 2002 Restricted Stock Unit Plan as well as the payment of related taxes.

Recording these amounts as financing cash flows in our Consolidated Statements of Cash Flows is consistent with our decision to treat our investment in the ADSs of our parent in the same manner as treasury stock. Paragraph 18 of Statement of Financial Accounting Standards No. 95 (“SFAS 95”), Statement of Cash Flows, states “Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment.” SFAS 95 provides “payments of dividends or other distributions to owners, including outlays to reacquire the enterprise’s equity instruments” (para. 20) as an example of cash outflows from financing activities.

In future filings, we will provide additional disclosure to clarify the treatment of the transactions described above.

Notes to Consolidated Financial Statements, page 32

Note 14. Stock Options and Restricted Stock Plans, page 60

4.	Based on your disclosures on page 10 of your Form 10-Q for the fiscal quarter ended July 2, 2005, we understand that under the Delhaize Group Plan, in connection with the exercise of an option, the optionee pays the exercise price to Delhaize Group, and you pay Delhaize Group an amount equal to the difference between the exercise price of the option and the fair market value of the ADSs on the date of exercise. Please tell us in detail, and disclose in future filings, how you account for the cash payment to Delhaize Group for the difference between the exercise price of the option and the fair market value of the ADS. If you do not account for this item as an expense, please ensure we understand the specific basis in GAAP for your accounting, as it appears the terms of this arrangement result in you effectively issuing to your employees stock appreciation rights on your parent company’s stock. Please also tell us the business purpose for structuring the arrangement this way.

Mr. George F. Ohsiek, Jr.

U.S. Securities and Exchange Commission

As a related matter, please tell us how you classify the cash outflows related to this arrangement within your statements of cash flows, including the basis for your classification.

Response: Unlike option exercises under the Prior Plans, the exercise of an option to purchase ADSs from Delhaize Group under the New Plan involves an optionee subscribing for original issue Delhaize Group ordinary shares. As stated above in the Response to Comment 3, in connection with an optionee’s exercise of an option to purchase ADSs from Delhaize Group under the New Plan, Delhaize America pays to Delhaize Group the difference between the per ADS exercise price and the market value of an ADS on the exercise date. The business purpose for structuring the arrangement in such manner is to (i) provide U.S. employees with U.S.-style stock options, (ii) preserve the cash of Delhaize Group, in that securities delivered in connection with option exercises under the New Plan are original issue securities rather than securities purchased in the open market, and (iii) accommodate Belgian tax law. If original issue ordinary shares were subscribed for a purchase price less than the market price on the date of the transaction, the issuer’s taxable income under Belgian law could increase by the amount of the difference between the purchase price and the market price of the shares on the transaction date.

As explained in the Response to Comment 3 above, the Company’s payment to Delhaize Group is not recorded as an expense but rather as a distribution to Delhaize Group, with a debit to Retained Earnings. We do not believe that the terms of this arrangement constitute issuance of stock appreciation rights (“SARs”). Para. 9 of FASB Interpretation 28, Accounting for Stock Appreciation Rights and Other Variable Stock Options and Award Plans, states that SARs are “awards entitling employees to receive cash, stock, or a combination of cash and stock in an amount equivalent to any excess of the market value of a stated number of shares of the employer’s stock over a stated price.” Thus, with SARs, grantees are entitled to receive payment of the spread either in the form of cash and or shares, and are not required to purchase the shares underlying the award. Para. 32 of FASB 123(R): Share-Based Payment, states that “options or similar instruments on shares shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.”

In contrast to the examples in the prior paragraph, the exercise of an option to purchase ADSs from Delhaize Group under the New Plan involves an optionee paying the exercise price and subscribing for original issue Delhaize Group ordinary shares. The optionee would need to sell those ADSs in the open market if the optionee wishes to obtain cash. Moreover, we note that the payment by the Company to Delhaize Group of the difference between the per ADS exercise price and the market value of an ADS on the exercise date conveys no economic benefit to the optionee. The optionee has the contractual right to acquire the ADSs that are subject to the option at the exercise price.

The classification of the cash outflows in our Consolidated Statement of Cash Flows related to this arrangement is also explained in the Response to Comment 3 above. As stated above in the Response to Comment 3, in future filings we will provide additional disclosure to clarify the treatment of this transaction.

Mr. George F. Ohsiek, Jr.

U.S. Securities and Exchange Commission

Item 9A. Controls and Procedures, page 75

5.	Comment: In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “significant changes,” which have materially affected or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K. Also confirm to us that there were no changes in your internal controls over financial reporting during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Response: In future filings, the Company will revise its disclosure to address whether there have been any changes that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. No change occurred in the Company’s internal control over financial reporting during the Company’s fourth quarter ended January 1, 2005, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibits 31(a) and 31(b)

6.	Comment: Please confirm that the inclusion in the introductory paragraph of your Chief Executive Officer (CEO) and Chief Accounting Officer’s (CAO) titles was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CAO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Response: The inclusion in the introductory paragraph of our Chief Executive Officer (“CEO”) and Chief Accounting Officer’s (“CAO”) titles was not intended to limit the capacity in which such individuals provided the certifications. In the future, we will eliminate the reference to the CEO and CAO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

* * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. George F. Ohsiek, Jr.

U.S. Securities and Exchange Commission

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 704-633-8250, x-2307.

Sincerely,

/s/ Carol M. Herndon
Carol M. Herndon
Chief Accounting Officer